Filed by Bancorp 34, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Companies: CBOA Financial, Inc.

BANCORP 34, INC.	Contact: Kevin Vaughn
8777 E. HARTFORD DRIVE	Chief Financial Officer
SUITE 100	(623) 334-6064
SCOTTSDALE, AZ 85255	BCTF@Bank34.com

FOR IMMEDIATE RELEASE – August 1, 2023

Bancorp 34, Inc.

Reports Restated 2021 and 2022 Financial Statements

And 2nd Quarter 2023 Performance

Scottsdale, Arizona – August 1, 2023 – Bancorp 34, Inc. (OTCQB: BCTF), (the “Company”) the parent company for Bank 34, reports a restatement to its year-end 2022 and 2021 financial statements. Additionally, the Company has included results for the second quarter of 2023.

Restatement of December 31, 2022, and December 31, 2021, Financial Statements

In connection with our preparation for filing a registration statement with the Securities and Exchange Commission for the merger with CBOA Financial, Inc. (“CBOA”), we conducted a re-audit of our December 31, 2022, and December 31, 2021, year-end financial statements. As a result of the re-audit, we concluded that the Company’s 2022 and 2021 year-end financial statements should be restated.

The impact of the restatements on the Company’s 2022 and 2021 audited financial statements include:

•	a charge-off of $2.9 million taken during the first quarter of 2023 was pushed back to December 31, 2022, due to information that indicates the deterioration of the credit had occurred as of that date;
•	an allowance allocation to our allowance for loan losses of $1.3 million relating to the Covid-19 pandemic was removed due to the limited impact of the pandemic on economic conditions at December 31, 2022;
•	the timing of the expense recognition for the termination of Bank 34’s defined benefit plan was restated, moving a portion of the plan expense out of 2021 and into 2022 to reflect expense recognition based on the timeframe of the plan’s termination; and
•	$254,000 of the employee retention credit booked in 2022 was reversed and booked as deferred income due to its qualitative nature.

Ultimately, the restated financials, in conjunction with the improvement of first quarter 2023 results due to the change in the timing of the charge-off, have a minimal impact to the Company’s current financial position. As of March 31, 2023, current capital totaled $64.5 million and equated to a tangible book value per share of $13.76, reflecting a decrease of $0.2 million to capital and $0.04 to tangible book value per share as compared to the results reported in our first quarter 2023 earnings release. The majority of this decline is attributed to the reversed employee retention credit noted above, as the remainder of the restatements were only timing related.

Our audited financial statements, as restated, for the years ending December 31, 2022, and December 31, 2021, can be accessed by stockholders on our website, www.bank34.com/Investor-Relations, by clicking the tab “Financials.”

President and Chief Executive Officer Jim Crotty, commented, “We remain excited and focused in seeing our merger with Commerce Bank of Arizona come to fruition. As part of the preparation for our regulatory and SEC applications we had our financials re-audited and concluded some timing changes were necessary that shifted certain events from one quarter to another or from one year to another. As previously stated, these changes had a relatively minimal impact on the Company’s net capital position.”

Results of 2nd Quarter 2023 Operations and Financial Condition

Bancorp 34, Inc. reported net income and diluted EPS for the quarter ended June 30, 2023, of 104,000 and $0.01, respectively, compared with $1.2 million and $0.51 for the same period in 2022. The Company reported consolidated total assets of $581.5 million, up from $574.3 million as of December 31, 2022.

Profitability was negatively impacted by expenses related to the merger with CBOA announced in April 2023 and the continued increase in funding costs. Total assets have increased $7.2 during the year with increases in borrowings and capital offsetting the decline in deposit balances. Tangible book value per share closed the quarter at $13.57, down from the end of the first quarter due to an increase in unrealized losses in the investment portfolio.

The Company also announced that it has suspended its quarterly dividend as it looks to leverage its capital through the pending merger and ongoing organic growth.

President and Chief Executive Officer Jim Crotty stated, “While we continue to progress through the required approvals for the merger, we are incurring professional and merger-related expenses that were largely anticipated, yet impact our reported quarterly earnings. Additionally, the ongoing competition for deposits has resulted in our interest expense levels continuing to increase. We made the decision to suspend our quarterly dividend as a tool to preserve capital that we believe can be effectively deployed through the merger and other growth initiatives to enhance shareholder value.”

Refer to Appendix A for a condensed consolidated balance sheet and statements of income for the Company.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between the Company and CBOA. In connection with the proposed merger, the Company will file a registration statement on Form S-4 with the SEC to register the Company’s shares that will be issued to CBOA’s shareholders in connection with the merger. The registration statement will include a proxy statement of the Company and CBOA and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CBOA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CBOA WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CBOA AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by the Company may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of the Company and CBOA.

PARTICIPANTS IN THE TRANSACTION

The Company and CBOA and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from the Company’s and CBOA’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of the Company and CBOA and their ownership of Company and CBOA common stock will be contained in the registration statement and proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.

APPENDIX A

BANCORP 34, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(Unaudited)

(in 000s)

	Jun. 30, 2023	Dec. 31, 2022

ASSETS

Total cash and cash equivalents	$11,300	$16,947
Available-for-sale securities, at fair value	55,978	58,582
Held-to-maturity securities, amortized cost, net	5,775	5,832
Loans held for investment, net	474,159	458,582
Other Assets	34,319	34,397
TOTAL ASSETS	$581,531	$574,340

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities

Total deposits	$470,832	$487,587
Other Borrowings	15,000	5,000
Sub Debt	24,568	24,531
Accrued interest and other liabilities	7,391	7,984
Total liabilities	517,791	525,102

Total stockholders’ equity	63,740	49,238

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$581,531	$574,340

Tangible Book Value Per Share	$13.57	$13.85
Equity to Assets	10.96%	8.57%
Non-Performing Assets to Total Assets	0.60%	0.73%
Shares Outstanding	4,696,060	3,554,455

BANCORP 34, INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Unaudited)

(in 000s)

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2022	2023	2022

Total interest income	$13,548	$11,373	$6,882	$5,890
Total interest expense	5,661	1,521	$3,066	$858

Net interest income	7,887	9,852	3,816	5,032

Provision for credit losses	134	655	134	150

Total noninterest income	428	302	260	137
Total noninterest expense	7,455	6,501	3,818	3,416

Pre-Tax Income	726	2,998	124	1,603

Provision for income taxes	178	730	20	381

NET INCOME	$548	$2,268	$104	$1,222

Diluted EPS	$0.12	$0.95	$0.01	$0.51
Return on Average Assets	0.19%	0.78%	0.07%	0.84%
Return on Average Equity	1.77%	11.41%	0.64%	12.62%
Net Interest Margin	2.90%	3.65%	2.77%	3.64%